UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       February 2003

              File No.    0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

Press Release dated January 27, 2003

2.

Press Release dated January 31, 2003

3.

Press Release dated January 31, 2003 (2)

4.

Press Release dated February 4, 2003

5.

Press Release dated February 21, 2003

6.

Press Release dated February 24, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated  February 25, 2003           /s/ Christopher Dyakowski, Director

SAN TELMO ENERGY LTD. (STU- TSX-VENTURE EXCHANGE)

PRESS RELEASE

January 27, 2003

The Company is pleased to announce that it has completed a private placement of

476,190 shares at a purchase price of $1.58 Cdn. per share. The said shares shall be subject to the hold period which expires on May 25, 2003.

On Behalf of the Board,

“W.E. Schmidt”

William E. Schmidt, Director

This release may contain forward-looking statements, within the meaning of the “safe-harbor”

provision of the Private Securities Litigation Reform Act of 1995, regarding San

Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD - NEWS RELEASE

Vancouver, B.C., January 31, 2003 - San Telmo Energy Ltd. wishes to announce the resignation of Mr. Harvey Lalach as corporate secretary of the company. The Board wishes to thank Mr. Lalach for his service to the company and wishes him success in future endeavors.

Further, the company wishes to announce the appointment of Mr. Christopher I. Dyakowski,

Director as corporate secretary of San Telmo Energy Ltd.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary,

Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company. The company has 7,661,545 shares issued and outstanding.

FOR FURTHER INFORMATION

Primoris Group

(877) 772-9286

STU@PrimorisGroup.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the “safe-harbour”

provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo

Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD. (STU- TSX-VENTURE EXCHANGE)

PRESS RELEASE

January 31, 2003

The Company has arranged a debt settlement whereby it will issue 20,490 shares to a creditor to settle an outstanding debt of $25,000 US. This debt settlement is subject to

TSX Venture Exchange approval. The debt settlement shares will be subject to resale restrictions as required by all relevant securities regulatory authorities.

On Behalf of the Board,

“W.E. Schmidt”

William E. Schmidt, Director

This release may contain forward-looking statements, within the meaning of the “safe-harbor”

provision of the Private Securities Litigation Reform Act of 1995, regarding San

Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY AIMS TO BE LEADING MID-SIZE PRODUCER

Consolidation provides opportunities for emerging oil and gas company

Vancouver, B.C., February 4, 2003 - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V:

STU) is an emerging junior oil and gas company based in Calgary, Alberta, focusing its efforts in the Western Canadian Basin. The consolidation of a number of small and medium sized companies by majors during the last several years as well as high commodity prices have created a boom for small, aggressive exploration companies in the Canadian oil patch. San Telmo is pursuing an aggressive strategy designed to help propel it into the leading ranks of Canada’s emerging energy companies. Armed with solid information and sound expertise, the company has already built an impressive portfolio of high potential properties.

“Our team is able to use its technical expertise to identify wells that were shutdown long before their potential was ever realized,” said Brian Bass, President and CEO of San Telmo Energy. ”In some cases, senior companies abandoned wells that were too small for their needs or did not fit into their overall strategic plan. In other cases, junior companies abandoned wells that they simply could not afford to develop.”

For much of January, North America was in a deep freeze. From Florida to the Yukon, we experienced colder than normal temperatures and an increasing demand for oil and gas to heat our homes and offices. This comes at a time when domestic natural gas supplies in the United States are declining and prices are increasing as a result of weather related demands, a potential war with Iraq and political turmoil in Venezuela. San Telmo is positioning itself for success at a time when the U.S. is seeking new, reliable sources of oil and gas and growing more and more dependent on oil imports.

Canada is part of a continent-wide natural gas market, a market in which demand exceeds supply. Canadian exports to the United States hit record levels for both value and volume in 2000/2001 with a staggering $28 billion in revenues, far outpacing the $16 billion and $10 billion in the previous two contract years. This trend is expected to continue.

Oil prices are also on the rise. Griffiths McBurney & Partners (GMP) predicts that oil prices will continue to enjoy a “war premium” during the first half of 2003. Even with a resolution of the Iraq crisis, GMP believes that political unrest is likely to continue in the Middle East, the primary exporting region for oil to Europe and the United States. In-house technical expertise and participation in Crown Land Sales has helped San Telmo rapidly build an inventory of drillable oil and gas exploration plays.

"We intend to build the company by the drill bit," said Bass. "There are many opportunities available for an emerging company to build production and cash flow."

Since San Telmo’s reorganization in 2002, the company has:

     Focused efforts on acquiring natural gas and oil properties with proven and undeveloped reserves;

     Identified and acquired petroleum and natural gas rights to seven in-house generated prospects in the following areas: Peace River Arch, West Central Alberta, Morinville,

     Mitsue and Lloydminister;

     Acquired 5120 acres of petroleum and natural gas rights at Alberta Crown Land

     Sales;

     Announced the completion of a successful natural gas well in West Central Alberta;

     and,

     Is currently surveying three locations for drilling in early 2003.

San Telmo Energy intends to augment its lower risk exploration with high impact projects.

Recently, the company entered into a seismic option in the West Pembina Area targeting a Nisku Pinnacle Reef. Within a six-mile radius of the target, there are 13 producing pools with a minimum size of one million barrels of oil. The largest producing well in the area is the West Pembina “A” pool, which has produced 13 million barrels of light oil (38-40 API) and 13 billion cubic feet of gas.

“We have very ambitious goals that we intend to meet and I expect San Telmo will be a solid player within 12 months,” said Bass. “Our aim is to continue building the San Telmo production portfolio and to ultimately become one of the premier oil & gas producers in Canada.”

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Primoris Group

(877) 772-9286

STU@PrimorisGroup.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the “safe-harbour” provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD - NEWS RELEASE

Vancouver, B.C., February 21, 2003 - San Telmo Energy Ltd. (TSX-V: STU; OTCBB:

STUOF) today announced a non-brokered private placement of 416,667 common shares at a price of US $1.20 for gross proceeds of US $500,000.40. There is a finders fee payable in connection with this placement, which is subject to approval by the TSX Venture Exchange.

Proceeds from the private placement will be used for general working capital and to fund San

Telmo’s acquisition and exploration activities.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. operated through its wholly owned subsidiary San Telmo Energy Inc.

of Calgary, Alberta and is in the business of exploring and developing oil and gas production.

FOR FURTHER INFORMATION

Primoris Group

(877) 772-9286

STU@PrimorisGroup.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the “safe-harbour” provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD - NEWS RELEASE

Vancouver, B.C., February 24, 2003 - San Telmo Energy Ltd. (TSX-V: STU; OTCBB:

STUOF) today announced a further non-brokered private placement of 416,667 common shares at a price of US $1.20 for gross proceeds of US $500,000.40. There is a finders fee payable in connection with this placement, which is subject to approval by the TSX Venture

Exchange.

Proceeds from the private placement will be used for general working capital and to fund San

Telmo’s acquisition and exploration activities.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. operated through its wholly owned subsidiary San Telmo Energy Inc.

of Calgary, Alberta and is in the business of exploring and developing oil and gas production.

FOR FURTHER INFORMATION

Primoris Group

(877) 772-9286

STU@PrimorisGroup.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the “safe-harbour” provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.